AMC Entertainment Holdings, Inc.

920 Main Street

Kansas City, Missouri 64105

September 5, 2012

BY EDGAR & FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C.  20549-7010

Attention: Mr. John Stickel, Attorney-Advisor

Re:                               AMC Entertainment Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-168105)

Dear Mr. Stickel:

AMC Entertainment Holdings, Inc. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-168105), and all exhibits filed therewith and amendments thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The Company’s request is based on the fact that the Company has decided not to proceed with the offering at this time.  The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Very truly yours,

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Kevin M. Connor
Kevin M. Connor
Senior Vice President, General Counsel
& Secretary